January 28, 2008	Katherine J. Blair D 310.552.5017 F 310.552.5001 katherine.blair@klgates.com

Via Edgar and Overnight Delivery

Allen Morris Assistant Director United States Securities and Exchange Commission Division of Corporate Finance 100 F Street NE Mail Stop 6010 Washington, DC 20549-6010
Re:	Hong Kong Highpower Technology, Inc.
Form S-1
File No. 333-147355

Dear Mr. Morris:

On behalf of Hong Kong Highpower Technology, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 1 on Form S-1/A (“Amendment No. 1”) to the registration statement on Form S-1 that was originally filed on November 13, 2007 (the “Original Filing”). We are also forwarding to you via Federal Express three courtesy copies of this letter and Amendment No. 1, in a clean and marked version to show changes from the Original Filing. We have been advised that changes in Amendment No. 1 compared against the Original Filing, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of the Original Filing, the Commission issued a comment letter dated December 11, 2007. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Prospectus

1.
Comment: Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range. Also note that we may have additional comments after you include this information and all exhibits to the registration statement.

Response: The Company hereby confirms to you that any preliminary prospectus that is circulated will include all non-Rule 430A information.

Allen Morris
January 28, 2008

2.	Comment: Please confirm that you will be accepted for trading on the American Stock Exchange prior to effectiveness of this registration statement.

Response: The Company hereby confirms that it will be accepted for trading on the American Stock Exchange prior the effectiveness of this registration statement. The Company has filed an initial listing application with the American Stock Exchange and is currently in the process of responding to comments received from the exchange regarding the application.

Prospectus Summary

3.	Comment: At the bottom of page one, state the number of shareholders who received shares in the share exchange.

Response: We have revised the disclosure to state the number of shareholders of Hong Kong Highpower Technology, Co., Ltd. who received shares in the share exchange.

4.	Comment: Disclose the amount of consideration and all fees HKHT paid to Westpark and SRKP 11 in order to merge with the public shell and become a public company though a reverse acquisition.

Response: We respectfully note your comment and have revised the disclosure to state the amount of consideration and fees paid to WestPark and SRKP 11.

5.	Comment: Disclose the reason for the private placement transaction and how the registrant intends to use the proceeds.

Response: We have updated the disclosures accordingly to disclose the reason for the private placement and the use of the proceeds raised in the placement.

Dilution, page 27

6.	Comment: Ensure that the total number of shares held by existing shareholders includes all shares outstanding prior to this offering.

Response: We confirm that the total number of shares held by existing shareholders includes all shares outstanding prior to this offering.

Allen Morris
January 28, 2008

Selected Consolidated Financial Data, page 28

7.
Comment: Please revise this section of the filing to disclose historical basic and diluted earnings per share, together with the number of shares used to compute such per share data for all periods presented. Refer to Item 301 of Regulation S-K. This comment also impacts your summary financial data table presented on page 5.

Response: In accordance with your comment, we have updated the disclosures to include the historical basic and diluted earnings per share and the number of shares used to calculate the per share data.

Management's Discussion and Analysis, page 29

Results of Operations, page 34

Six Months Ended June 30, 2007 and 2006, page 34

8.	Comment: Please revise to explain the reasons for the 78% increase in net sales. Also, it is unclear why you attribute revenue increases to nickel costs that were not passed through in pricing.

Response: We have revised the disclosures to explain the reasons for the increase in net sales.

9.	Comment: Please revise to discuss the components of other income and whether you regard this as a recurring income source.

Response: We have revised the disclosure to include a discussion of the components of other income.

10.
Comment: Where material changes occur that are attributable to more than one factor, please revise to quantify the extent to which each factor contributed to the change. For example, we note the significant increase in administrative and other operating expenses.

Response: We have revised the disclosures to quantify the factors that contributed to material changes.

Allen Morris
January 28, 2008

Years Ended December 31, 2006 and 2005, page 35

11.	Comment: Please provide greater detail as to the reasons for revenue increases. Explain whether and why you believe this is a sustainable trend.

Response: We have revised the disclosure to include greater detail regarding the reasons for the increases in revenues and an explanation of why the Company believes that this is a sustainable trend.

12.
Comment: We see you indicate on pages 35 and 36 that gross profit for Fiscal 2005 was $4.2 million, or 20.9% of net sales. Please tell us why you believe the indicated gross profit percentage is mathematically correct or revise the referenced disclosures as necessary based on our comment.

Response: We have revised the disclosure to accurately reflect the gross profit percentage for Fiscal 2005.

Liquidity and Capital Resources, page 36

13.	Comment: Please expand to discuss your working capital management practices. We note extensive use of trade credit and bank loans.

Response: We have revised the disclosure to include a discussion of the Company’s working capital management practices.

Properties, page 48

14.
Comment: Please expand your discussion of the land grant to explain your major rights and responsibilities. For example, are development and capital investment required? Do you have right to assign or transfer the lease?

Response: We respectfully note your comment and have revised the disclosure to include more details regarding the Company’s rights and responsibilities with respect to the land grant.

Legal Proceedings, page 49

15.	Comment: We note the lawsuit filed by Energizer, S.A. Expand to disclose whether Energizer Battery Manufacturing, Inc., continues to be one of your major customers.

Response: We have revised the disclosure to indicate that Energizer Battery Manufacturing, Inc., and related companies that may be affiliated, continues to be a major customer.

Allen Morris
January 28, 2008

Executive Compensation, page 51

Compensation Discussion and Analysis, page 51

16.	Comment: Clarify whether Dang Yu Pan also determines his own compensation.

Response: We have revised the disclosure to clarify how Dang Yu Pan’s compensation is determined.

17.
Comment: We note that no bonuses were paid for 2006. Expand to discuss the basis for the decision not to pay bonuses. For example, were the individual and achievements levels not met? Also, please discuss in greater detail the performance measures applied to corporate performance and to individual performance.

Response: We have revised the disclosure to reflect that bonuses were paid for fiscal 2006. In the Original Filing, the bonus paid to the Company’s Chief Financial Officer was inadvertently placed under “Other Compensation.” The Summary Compensation Table now accurately reflects compensation paid for Fiscal 2006 and 2007.

18.	Comment: Please be more specific about the geographic and industry ‘market rate’ benchmarks used to determine compensation levels.

Response: We have revised the disclosure to include more specific information regarding the geographic and industry “market rate” benchmarks used in determining compensation to our officers.

19.	Comment: Please discuss the reasons the chief executive officer was paid a lower salary than the chief financial officer.

Response: We have revised the disclosure to include a discussion of the reasons why the Company’s chief executive officer was paid a lower salary than its chief financial officer.

20.
Comment: We note your plan to establish a compensation committee for fiscal 2008 that will be comprised of non-employee directors. It appears that all your current directors are employees. In an appropriate location, provide more details regarding the registrant's intent with regard to the composition of its board.

Response: In January 2008, the Company appointed three independent directors to the board and formed a compensation committee consisting of two of the new independent directors. We have included, in the appropriate sections, biographies of the new independent directors and have revised the disclosures regarding the composition of the compensation committee.

Allen Morris
January 28, 2008

21.	Comment: Please discuss the relationship, if any, between an officer's stock ownership position and the amount of compensation paid.

Response: We have revised the disclosure to discuss the relationship between an officer’s stock ownership position and the amount of compensation paid.

22.	Comment: If material, discuss prior compensatory stock awards. In this regard we note shareholdings of several officers other than Mr. Pan.

Response: The Company has not granted any compensatory stock awards to its officers. Dang Yu Pan, Wen Liang Li and Wen Wei Ma each own a significant portion of the Company’s outstanding stock due to their roles as founders of Shenzhen Highpower. Yu Zhi Qui and Wen Jia Xiao purchased their shares of stock with a loan from Dang Yu Pan.

23.	Comment: Please clarify whether Mr. Pan or the Board will have final determination of all compensation arrangements during 2007 for named executive officers.

Response: We have updated the disclosure to clarify that the Board will have final determination of all compensation arrangements during 2008 for the named executive officers.

Director Compensation, page 53

24.	Comment: Disclose how the director fee amounts were determined for Messrs. Pan and Li.

Response: We have revised the disclosure to include a discussion of how the director fee amounts were determined for Messrs. Pan and Li.

25.
Comment: Please discuss the ‘advance to shareholders’ noted at page F-17, loan guarantees noted at page F-18 and management contract noted on page F-20. See Regulation S-K Item 404. File agreements not previously filed as exhibits.

Response: The “advance to shareholders” noted on page F-17 of the document is described under the section entitled “Loans to Directors, Officers, and Stockholders” on page 61 of Amendment No. 1, and relate to advances made to certain of the Company’s directors and executive officers, including Dang Yu Pan, Wen Liang Li and Ma Wen Wei. Mr. Pan, Mr. Li and Mr. Wei repaid the advances on September 30, 2007 prior to the closing of the Share Exchange. The Company made additional loans to certain of its stockholders, which are not required to be disclosed because such stockholders are not officers, directors or holders of 5% or more of the Company’s common stock, which accounts for the difference between the total amounts loaned to Mr. Pan, Mr. Li and Mr. Wei and the amount shown on page F-17 under “advance to shareholders.”

Allen Morris
January 28, 2008

Certain of the Company’s officers and directors have personally guaranteed the Company’s bank loans. We have added a section entitled “Guarantees to Bank Loans” on pages 40 and 61 of the Amendment No. 1 which describes the bank loans, which officers and directors have guaranteed, and the amounts granted and amounts outstanding under each of the loans. We have also filed as exhibits the guarantee agreements executed by the Company’s directors and officers in connection with the bank loans.

The management fee noted on page F-20 paid to Canhold International Limited relates to payments to Canhold for management services. Canhold International Limited is not an affiliate of the Company and is not affiliated with any officer, director or owner of more than 5% of the Company’s common stock.

Private Placement, page 55

26.	Comment: The purpose of the final two sentences in this paragraph is unclear. Please advise or revise.

Response: We have deleted the final two sentences in the paragraph referenced.

Underwriting, page 64

27.
Comment: We note that Westpark Capital, Inc. or its affiliates have directly participated in several transactions related to the company, including formation of the shell company, negotiation of the share exchange transaction and private placement of its securities. As a result, conflicts of interest may be present regarding its role as an underwriter or broker-dealer in these offerings. Please provide us a copy of the qualified independent underwriter pricing opinion, and compensation fairness opinion, if currently required by FINRA rules.

Response: Upon consulting with Westpark Capital Inc. and its counsel, no qualified independent underwriter pricing opinion or compensation fairness opinion are required.

Allen Morris
January 28, 2008

Financial Statements, page F-1

28.	Comment: Please update the financial statements in the filing to comply with the requirements of Rule 3-12 of Regulation S-X.

Response: We have updated the financial statements and presented them in a comparative format.

29.
Comment: Please consider the impact of our Form S-1 comments on your Form 10-K, Form 10-Qs and Form 8-Ks. In this regard, we note that you provided pro forma financial statements for the recapitalization in your Form 10-Q filing. Please note for future reference that a recapitalization transaction is not considered a business combination and therefore no pro forma financial statements are required to be filed when such a transaction occurs.

Response: We will revise as necessary our Form 10-K, Form 10-Qs and Form 8-Ks based on the Form S-1 comments.

Note 4. Other Income, page F-12

30.
Comment: We see that you have recorded approximately $845,000 of other income from the ‘sale of waste material.’ Please tell us the nature of this amount, including a discussion of the related sales price and historical cost of the amounts sold and why it is presented as part of non-operating income. Furthermore, we note that MD&A on page 34 fails to discuss this infrequent material charge. In accordance with Item 303(a)(3) of Regulation S-K, please revise the filing to discuss this material transaction and the reason for changes therein during the financial statement periods presented.

Response: In 2007, the Company departed from its past practices on recording sales of what the Company refers to as “second class” batteries. These are batteries that do not meet the high standards that it sets for its batteries, but are still useful for many purposes. These batteries are produced and sold by the Company in the normal of course of business at prices that exceed the Company’s cost to produce these batteries, and are accordingly carried in inventory in finished goods at cost. In the Company’s 2007 financial statement presentation, sales of these batteries were classified on a net basis in other income. This sales activity made up the bulk of the amounts in waste material - other income for the 2007 periods. The Company has revised its 2007 financial statements to record the sale of these batteries in sales and cost of sales. The remaining amounts in waste material - other income are discussed below. Sales and cost of sales for the nine months ended September 30, 2007 have been reclassed from other income and have increased sales by $989,915. The costs were already reflected in cost of sales. This change reflects sales on a consistent basis for fiscal years 2004, 2005 and 2006.

Allen Morris
January 28, 2008

Amounts received from the sale of waste material is accounted for on the cash basis when the accumulated waste material is sold and the cash is received. The Company does not value the waste material in its cost accounting for batteries produced, as the value is not determinable at the time it is produced. The principal material recoverable from the Company’s waste material is nickel, which is a commodity subject to market prices and significant period-to-period fluctuations. The cost for scrap recycling companies to recover the nickel is significant and there are no buyers of the waste material until the value of nickel significantly exceeds the cost to recover it from unusable batteries. In general, the Company believes the value of nickel versus the cost to recover becomes economically viable when the market price of nickel significantly exceed $20,000 per ton. During 2005, 2006 and 2007, the average price per ton of nickel was approximately $15,000, $23,000 and $35,000, respectively. In 2007, the price of nickel peaked in May at over $50,000 a ton, but by the end of the year, it had dropped back to $30,000 per ton, which is an indication of the substantial variability in the market price of nickel. The nickel price in 2008 is expected to continue to decline. Because of these market-driven metrics, the Company generally sells this waste material in these casual sales when nickel prices are at what appear to be peaks in pricing, as a result of which there are many scrap buyers. Each of the periods presented has some income from the sale of this waste material. The Company believes that its recording of these casual sales of waste material is appropriate under the circumstances since the value of the Company’s waste material historically was not considered subject to a reasonable estimation. However, the Company has concluded that these casual sales of waste material should have been recorded as a reduction to cost of sales, as a form of cost recovery, and these waste material sales will be appropriately discussed in MD&A for the periods in which these sales have a significant impact. The document has been revised to reflect these conclusions. Waste material sales by period are summarized below. These amounts were not significant to the Company’s total cost of sales in any period.

Period	Waste Material Income (as revised)
Year ended December 31, 2004	$129,189
Year ended December 31, 2005	73,195
Year ended December 31, 2006	99,285
Nine months ended September 30, 2007	160,170

Allen Morris
January 28, 2008

Note 13. Intangible Asset, page F-16

31.
Comment: We see that you have recorded the intangible asset, consumer battery license fee, with a cost basis of $1 million. On page 10 and 36, we see that you reference the licensing of patents from Ovicon. Please revise the filing to disclose the major terms of the license agreement with. Ovicon including disclosure of any future royalty arrangements. Please also revise the filing to clearly disclose the useful life assigned to the license and tell us how that useful life was determined in accordance with paragraph 11 of SFAS 142. Lastly, please confirm that Ovicon is not a related party.

Response: Disclosure on page 48 and on page F-17 have been revised to further disclose major terms of the license agreement. The Company hereby confirms that Ovonic is not a related party.

The Company has analyzed the effects of SFAS 142. The criteria of SFAS 142, and the Company’s analysis of the application of SFAS 142, for determining useful are as follows:

The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular:

a.  The expected use of the asset by the entity.

The Ovonic license agreement is central to the Company’s business plans and operations, both for the near-term and for the long-term, as the Company believes that batteries in the nickel hydrate form will be utilized in various forms for at least 20 years. Accordingly, the Company believes this license agreement has a useful life of at least 20 years.

b.  The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate (such as mineral rights to depleting assets).

The Company believes that this factor does not apply.

Allen Morris
January 28, 2008

c.  Any legal, regulatory, or contractual provisions that may limit the useful life.

There are no such provisions.

d.  Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions).

This factor is not applicable during the life that has been selected.

e.  The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels).

While an important consideration, the Company believes that this factor does not materially affect an established product line such as nickel hydrate batteries. Advances in technology generally proceed at a measured pace and the build-in base of products needing this type of battery is large and will continue to grow for several years, and will thus not quickly dissipate, as the underlying devices will continue in use.

f.  The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life).

Except for the effects of inflation, the Company believes that the cost to produce these batteries will remain relatively stable, or decrease, over a sustained period of time, most likely exceeding 20 years, and there is unlikely to be a material level of required maintenance with respect to the assets used in the production of these batteries.

Accordingly, for the reasons enumerated above, the Company has concluded that the expected life that it has selected is appropriate under the circumstances. The Company evaluates on an annual basis the value of the license over its remaining life based on the criteria of SFAS 142 and determines if an impairment has taken place, or if the Company’s battery technologies are undergoing a rapid or unexpectedly accelerated change. If the Company determines that such an event has occurred, it will reassess the life being used, and will record an impairment loss, as appropriate.

Allen Morris
January 28, 2008

Note 19. Commitments and Contingencies, page F-19

Contingencies, page F-19

32.	Comment: Please tell and revise the filing to disclose the nature and accounting basis for the amounts presented as ‘Bills discounted’ here and on page F-46.

Response: The Company reviewed these bills discounted and continues to believe that they are accounted for properly, as they are similar to a factoring arrangement in the United States. The Company has recorded in its financial statements the bills discounted in a similar way as a qualifying factoring arrangement where limited recourse exists. The Company is satisfied that these instruments meet the US GAAP requirement to be accounted for as a contingent liability.

The Company will add the following additional footnote disclosure:

From time to time, the Company factors bills receivable to banks. At the time of the factoring, all rights and privileges of holding the receivables are transferred to the banks. The Company removes the asset from its books and records a corresponding expense for the amount of the discount. The Company remains contingently liable on the amount outstanding in the event the bill issuer defaults.

Report of Independent Registered Public Accounting Firm, page F-23

33.
Comment: The signature on the audit report included in the registration statement filed in EDGAR should be of the accounting firm, not the name of an individual with the firm. Please request your auditor to revise its report to present the signature of the accounting firm. Refer to AU Section 508.08(i) and Article 2 of Regulation S-X.

Response: An amended report from the Company’s auditor to present the signature of the accounting firm has been filed with Amendment No. 1.

34.
Comment: In this regard, we note that the consent of the accounting firm references an ‘audit report dated August 23, 2007 on financial statements of Hong Kong Highpower Technology Company Limited as of and for the six months ended June 30, 2007.’ We see no such audit report included in the registrant statement and note that the financial statements for the six months ended June 30, 2007 are presented as unaudited. Please revise the filing to either present this period as audited and include the accounting firm's report or remove the reference to the report in the consent. Furthermore, an updated accountant's consent should be included with any amendment to the filing.

Response: The auditor’s report has been revised to remove the reference to audited financial statements for the interim period. Additionally, we have included an updated accountant’s consent with Amendment No. 1.

Allen Morris
January 28, 2008

Consolidated Statement of Stockholders' Equity, page F-27

35.
Comment: We see that subsequent to the most recent balance sheet date you completed a recapitalization with the operating Company Hong Kong Highpower and that as part of the recapitalization, you issued approximately 14.8 million common shares. Note that historical stockholders' equity of Hong Kong Highpower (acquirer) prior to the merger should be retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer's and acquirer’s stock with an offset to paid-in capital. Earnings per share for periods prior to the merger should also be restated to reflect the number of equivalent shares received by the acquiring company. Please revise the presented financial statements to comply with our comment. Refer to the guidance at SAB Topic 4C.

Response: The Company has restated the filing to correct this accounting. The restatement is described at footnote 18 to the financial statements for the years ended December 31, 2006, 2005 and 2004 and footnote 21 for the financial statements for the nine months ended September 30, 2007 and 2006.

Note 1. Corporation Information and Reorganization, page F-30

36.
Comment: We note you indicate that you underwent a group reorganization which was approved by authorized institutions in December 2005 whereby you acquired all of the outstanding common stock of Shenzhen Highpower Tectnology Co., Ltd. from its then existing Stockholders, Pan Dangyu, Li Kai Man, Li Wenliang and Ma Wenwei, in consideration of approximately $2,349,000 (equivalent to HK$18,250,000). Please tell us and revise the notes to the financial statements to disclose how you accounted for the referenced reorganization. Please make sure your response provides appropriate detailed references to the authoritative accounting literature that supports your accounting for and presentation of the reorganization.

Response: The Company has stated in the footnotes to the financial statements that this group reorganization was accounted for as a reverse merger of companies under common control as discussed in SFAS 141. The Company did not use purchase accounting to account for the group reorganization; all assets and liabilities of the reorganized companies were consolidated at historical cost, and no intangible assets or step-up in basis was recorded. The Company has revised the footnote disclosure and removed the references to payments between the parties because no net cash or new property changed hands in the transaction.

Allen Morris
January 28, 2008

Note 3. Summary of Significant Accounting Policies, page F-30

Revenue Recognition, page F-34

37.
Comment: We note that product revenue is recognized when the significant risks and rewards of ownership have been passed to the buyer and the safes price is fixed and determinable. We see on page 44 that you sell your products through distributors and resellers and offer different price incentives and volume-based pricing incentives. Please revise the filing to discuss payment terms, rights of return, exchange, or other significant matters with distributors. Please also discuss any repurchase arrangement or post shipment obligations you have with distributors. Also, explain if there are any customer acceptance provisions. Please address all of the requirements outlined in SAB 104 to recognize revenue. Refer to SAB 104 and SFAS 48 in your response and revise the note as necessary based on our comment.

Response: The Company has revised its disclosure and believes that it is in compliance with SAB 104.

38.
Comment: Please also describe any incentive programs you currently have in place. Tell us if they are all shown as a reduction of revenue. Explain when they are recorded and how they are they measured. Also, tell us how volume discounts and safes incentives are estimated at the time of shipment. Demonstrate how you comply with EITF 01-9 in your response and revise the filing as necessary based on our comment.

Response: The Company has clarified in its revised footnotes that it has no incentive programs. The Company has also added disclosure in its revised footnotes as to volume discounts and how they are treated. The Company believes that it has complied with the relevant disclosure and accounting requirements.

Allen Morris
January 28, 2008

Foreign Currency Translation, page F-35

39.
Comment: On page 32, you disclose that your functional currency is the U.S. Dollar. However, we see here that you disclose your functional currency as Hong Kong dollars. Please revise the filing to clarify which currency is your functional currency. Please also confirm that your translation accounting complies with SFAS 52 and that your financial statements are presented in U.S. Dollars. Revise the filing to address our concerns.

Response: The Company has revised its footnote disclosure to make clear that its functional currency is based on the Chinese Currency. The Company believes that the revised footnotes properly describe the method for translation and that it is in accordance with SFAS 52.

Note 6. Income Taxes, page F-39

40.
Comment: We note on page F-34 that your subsidiary, SZ Highpower, receives a corporate tax exemption from PRC. Please revise the filing to disclose the aggregate dollar and per share effects of the tax holiday as required by SAB Topic 11C.

Response: The Company has revised the footnote disclosure to be in accordance with these requirements.

Note 17. Segment Information, page F-46

41.
Comment: We note the disclosure that you are organized into three major principal activities and that these activities are the basis for your primary segment information. Please tell us and revise the filing to disclose how you have concluded these ‘activities’ constitute operating segments as defined at paragraphs 10 to 15 of SFAS 131. We see that you have only provided limited information of profit and loss for each segment. Please revise the filing to provide all of the disclosures required by paragraphs 25 to 33 of SFAS 131.

Response: The Company has reviewed its segment disclosures under SFAS 131, and the Company has concluded, based on its business operations and customer base, that it operates in only one business - the manufacture and distribution of batteries. The Company has included information on sales by geographic region along with the related assets by region. The Company has added the following footnote disclosure:

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operating results solely by monthly revenue (but not by sub-product type or geographic area) and operating results of the Company and, as such, the Company has determined that the Company has one operating segment as defined by SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”.

Allen Morris
January 28, 2008

Resale Alternate Prospectus

Cover Page, and

Plan of Distribution, page 64

42.
Comment: Please confirm that the registrant's shares will be approved for trading on the American Stock Exchange prior to effectiveness. If that is not the case, please revise to state a fixed price at which the selling shareholders will sell their shares until such time as the shares are traded on an exchange, NASDAQ, or the OTC Bulletin Board and a trading market develops.

Response: The Company hereby confirms that it will be accepted for trading on the American Stock Exchange prior the effectiveness of this registration statement. The Company has filed an initial listing application with the American Stock Exchange and is currently in the process of responding to comments received from the exchange regarding the application.

43.
Comment: Please identify any selling shareholders who are broker-dealers or their affiliates. State, if true, that affiliates of broker-dealers who are selling shareholders (1) purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response: We have updated the disclosure to identify all selling shareholders who are broker-dealers or their affiliates.

Allen Morris
January 28, 2008

Exhibit 10.3

44.	Comment: Please tell us the nature and purpose of this agreement. We may have further comments.

Response: Upon further review of the relevant rules, this Exhibit 10.3 has been deleted as an exhibit to the registration statement because the Company is not a party to this agreement.

*   *   *   *   *

Sincerely,

/s/ Katherine J. Blair
Katherine J. Blair

KJB:lb
Enclosures